Filed by Novartis AG
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No: 001-31269
Subject Company: Alcon Inc.

The following backgrounder was made available on the Novartis website on January 4, 2009.

NOVARTIS

Novartis / Alcon transaction

Creating a global leader in eye care

BACKGROUNDER

DISCLAIMER

Forward-looking statements

These materials contain forward-looking statements that can be identified by terminology such as "will strengthen," "would have enhanced opportunities," "would be established," "complementary assets," "synergies," "estimated," "expected," "potential," "accretive," "dilutive," "anticipate," "propose," "enable," "preserve," "strategic," or similar expressions, or by express or implied discussions regarding the potential impact on Novartis of the Alcon acquisition and proposed merger, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Alcon and any potential synergies, strategic benefits or opportunities as a result of the acquisition and proposed merger. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the Alcon acquisition and proposed merger. Neither can there be any guarantee with respect to the impact of the proposed transactions on Novartis' credit rating. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; unexpected regulatory actions or delays or government regulation generally; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission (SEC). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this document as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Additional US-related information

Novartis expects to file a registration statement relating to the merger with the US Securities and Exchange Commission (SEC). The registration statement will contain a prospectus relating to the shares to be issued in the merger. Such prospectus will contain important information about Novartis, Alcon, the merger and other matters. Holders of Alcon shares who are US persons or who are located in the US are urged to read the prospectus and other documents that would form part of such registration statement when it becomes available. Such prospectus and any other relevant documents filed by Novartis with the SEC will be available free of charge at the SEC's website www.sec.gov and from Novartis.

SUMMARY

Creating a global leader in eye care

Novartis intends to gain full ownership of Alcon Inc. (NYSE: ACL) through the completion of a 2008 agreement with Nestlé S.A. providing Novartis with a 77% stake in a global leader in eye care and then subsequently proposing a direct merger of Alcon into Novartis for shares under the Swiss Merger Act.

Majority ownership of Alcon fulfills the objective set in April 2008 and accomplishes the strategic benefits of this transaction with Nestlé.

Alcon will become a majority-owned unit of Novartis upon completion of the transaction with Nestlé, which is expected to close in the second half of 2010. Alcon will strengthen the Group's healthcare business portfolio by providing greater access to the fast-growing global eye care segment driven by an aging population, innovation and emerging markets.

Novartis believes its merger proposal for Alcon's remaining 23% minority stake is in the interest of all stakeholders and comes at an optimal time to simplify Alcon's ownership.

Upon full ownership the various, complementary eye care activities of both companies would be combined to form a new Novartis division focused on capturing growth opportunities in this specialty field. Annual pre-tax cost synergies are expected to reach USD 300 million within three years after the merger. Alcon shareholders could participate in these growth and synergy prospects through the exchange for Novartis shares.

Novartis: Focused diversification turns sector challenges into growth opportunities

Medical advances

Informed patients

Emerging markets

Aging populations

Unhealthy lifestyles





Budget pressures

Conservative regulators

Variable IP rights

Novartis portfolio

- **Pharmaceuticals:** Innovative targeted medicines enable cost-efficient use of healthcare spending
- **Vaccines & Diagnostics:** Disease prevention
- **Sandoz:** High-quality, affordable generic alternatives
- **Consumer Health:** Self-care options

NOVARTIS

Consistent strategy to sustain profitable growth and mitigate risk

Priorities

1. Step up innovation focusing on differentiated products
2. Selectively strengthen portfolio while addressing patient needs
3. Expand in high-growth markets
4. Improve organizational efficiency

NOVARTIS

Novartis: Focused diversification in healthcare


1996
55%
45%
Healthcare
Other
2007
14%
19%
63%
4%
All Healthcare
Pharma
Vaccines & Diagnostics
Sandoz
Consumer Health
Alcon
2008 pro forma
18%
8%
54%
16%
4%
All Healthcare
Creation of Novartis
HEXAL
CHIRON
Alcon
1996
1997
1999
2005
2006
2007
2008
2009
2010
Spin-off of Ciba Specialty Chemicals
Syngenta formed with agribusiness spin-off
Divestments of last non-healthcare businesses

NOVARTIS

Alcon and Novartis: Address broad range of needs and eye care business segments

2008 pro forma net sales: USD 8.5 bn


Pharma
36%
Surgical
34%
Contact lenses
18%
Consumer
12%
Novartis
Alcon

- Global leader in ophthalmic surgical products
- Complementary pharmaceutical portfolios for diseases in front and back areas of the eye
- Broad contact lens portfolio and advanced technologies
- Strong global brands in lens care

EYE CARE INDUSTRY OVERVIEW

- Eye care one of the most dynamically growing specialty therapeutic areas
- Growth driven by (1) increase in age-related eye diseases (2) global expansion and (3) novel therapies

Eye care historically one of the fastest growing specialty therapeutic sectors



Top 5 pharmaceutical therapeutic areas
CAGR 2004-10 (%)
15%
11%
11%
9%
8%
Oncology Immuno agents
Eye preparations
Endocrine
Anti-infective
Musculoskeletal
Top 5 surgical / medical device areas
CAGR 2004-10 (%)
12%
11%
9%
8%
7%
Orthopedics
Cardiovascular
Ophthalmics
Dental
In-vitro diagnostic

CAGR – Compound annual growth rate
Source: EvaluatePharma, World Pharmaceutical Frontiers and Health Research International

NOVARTIS

Eye care sector: Strong growth platform with excellent fit with our focused healthcare portfolio

Selected examples

1 Aging population
- 38 million people in US > age 65
- 27 million people in Japan > age 65
- 9 million people visually impaired in US

2 Unmet medical need
- 22 million people with AMD[1]
- 65 million people with glaucoma

LUCENTIS RANIBIZUMAB

AIN457 (IL-17 antibody)

3 Emerging markets



- 60 million people in China with cataracts
- 104 million people in China > age 65

[1] AMD – Age-related macular degeneration

NOVARTIS

Eye care sector benefits from demographic factors


Population > age 65
Millions of people
1,200
900
600
300
0
2005
2015
2025
2035
+27%
+34%
+16%
+75%
+97%
+41%
+134%
+181%
+60%
Developed countries
Developing countries

Source: United Nations

NOVARTIS

Diversified healthcare portfolio expected to offer attractive growth and returns

	Sector growth CAGR 2009-2014	Sector EBIT margin	2008 global sector size (USD bn)
Pharmaceuticals	5%	25-35%	700
Vaccines and diagnostics	9%	15-25%	21
Generics	9%	10-20%	90
Consumer	4%	10-20%	113
Eye care[1]	6-7%	20-30%	26

CAGR – Compound annual growth rate
EBIT – Earnings before interest and taxes
1 Eye care segment estimates composed of surgical business and related activities involving pharmaceutical and consumer health eye care products
Source: Estimates based on data from certain providers, including MarketScope and IBES (Institutional Brokers' Estimate System)

ALCON OVERVIEW

- Alcon is a global leader in eye care, with three businesses: surgical, pharmaceuticals and consumer eye care

Alcon: A global leader in eye care

- Headquarters in Switzerland, US operations based in Texas
- Strong financial performance:
  - Sales 9M 2009: USD 4.8 bn
  - Operating income 9M 2009: USD 1.7 bn (36% operating margin)
- Broad geographic presence
  - 15,000 employees in 75 countries
- Key focus on age-related eye diseases; more than 20 projects in clinical development
- Manufacturing and distribution excellence
- Strong sales force and excellent relationships with key opinion leaders

NOVARTIS

Alcon has consistent growth in all businesses


USD m
Consumer
Pharmaceuticals
Surgical
CAGR
+13%
CAGR
3,009
480
1,090
1,439
3,407
511
1,310
1,586
3,914
557
1,543
1,814
4,369
585
1,768
2,016
4,897
686
2,007
2,204
5,600
786
2,314
2,500
6,294
852
2561
2881
2002
2003
2004
2005
2006
2007
2008
+10.0%
+15.3%
+12.3%

Source: Alcon 20-F

NOVARTIS

NEW NOVARTIS EYE CARE DIVISION

- Alcon will further strengthen Novartis strategic portfolio focused on broad areas of healthcare
- Kevin Buehler will continue to lead Alcon and is also the designated head of the new division, assuming completion of the merger, while Andrea Saia will remain as head of the CIBA Vision contact lens business unit



Alcon: The new Novartis eye care division
2008 pro forma Group net sales: USD 47.8 billion (+9% in USD)[1]
Pharma
Vaccines & Diagnostics
Sandoz
Consumer Health
Alcon
USD 25.8 bn[1]
USD 1.8 bn
USD 7.6 bn
USD 4.1 bn[1]
USD 8.5 bn
Lucentis[2] USD 0.9 bn
Collaboration
Alcon USD 6.3 bn
CIBA Vision USD 1.7 bn
Ophtha USD 0.5 bn
A leader in oncology and cardiovascular
Strong pipeline
No. 2 in flu vaccines
Potential in meningitis
No. 2 generics company
Differentiated generics
All businesses growing faster than their sectors
Strong cash flow
Global leader in eye care
Cover > 70% of vision sector
[1] Estimated pro forma 2008 net sales based on Novartis and Alcon results; Pharmaceuticals and Consumer Health pro forma net sales reduced for proposed sales contributions to new eye care division
[2] Lucentis will remain in Novartis Pharmaceuticals division, but would be co-promoted with new eye care division
NOVARTIS

New Novartis eye care division: Surgical
The global leader in cataract surgery

Growth drivers

- Continuous product development to improve vision after surgery
- Growing share in established countries
- Adoption of advanced technologies in emerging markets




DisCoVisc

Surgical sales (USD m)


CAGR +12%
1.4
2.9
2002
2008

New Novartis eye care division: Pharmaceuticals
Broad product portfolio

Growth drivers

- Strong pipeline in many treatment areas
- Global product launches
- More convenient dosing and multiple-action products



Pharmaceutical sales (USD m)[1,2]



CAGR
+11%
1.7
3.1
2002
pro forma
2008
pro forma

[1] Excludes USD 0.9 billion of 2008 sales from Lucentis; this product will remain in Novartis Pharmaceuticals division, but would be co-promoted with new eye care division; Genentech holds US rights

[2] Includes 2008 net sales of approximately USD 0.3 billion from OTC products currently sold by Pharmaceuticals division

New Novartis eye care division: Contact lenses Advanced technologies

Growth drivers

- Accelerating innovation in lens design and materials
- Demand in emerging markets (particularly Asia-Pacific)
- Top reasons for contact lenses: Health and comfort



OPTIX
DAILIES

Contact lens sales (USD m)



CAGR +8%
0.9
1.5
2002
2008

New Novartis eye care division: Consumer
Many global brands

Growth drivers

- Global leadership and above-sector growth
- Maximizing global launches of contact lens disinfectants
- Growth in "dry eye" brands – environmental irritants



OPTI-FREE

Consumer sales (USD m)



CAGR
+8%
0.7
1.0
2002
pro forma
2008
pro forma

NOVARTIS

TRANSACTION OVERVIEW

Gaining full ownership of Alcon

Transactions to acquire 100% stake in Alcon

Nestlé agreement

2008


Novartis
Public
25%
23%
52%
Nestlé

- 25% stake acquired for USD 10.4 bn[1]

2010


Novartis
Public
23%
77%

- 52% stake to be acquired for USD 28.1 bn

Merger proposal

2010


Novartis
100%

- Proposal for all-share direct merger for 23% stake for USD 11.2 bn

[1] USD 10.6 bn acquisition price reduced by 2007 Alcon dividend payment of USD 0.2 bn paid in May 2008

NOVARTIS

77% majority control

Alcon majority stake: Completion of Nestlé deal

	Number of shares (m)	Price per share (USD)	Total cost (USD bn)
2008	**74**	**143**	**10.4**[1]
2010	4	143	0.6
	152	181	27.5
	156	**180**	**28.1**[2]
Total	**230**	**168** 17% premium[3]	**38.5**

[1] *USD 10.6 bn acquisition price reduced by 2007 Alcon dividend payment of USD 0.2 bn paid in May 2008*
[2] *USD 28.1 bn plus 1.46% annualized interest from January 1, 2010, until transaction closing*
[3] *Premium to USD 143.18 (market price as agreed between Nestlé and Novartis in April 2008)*

NOVARTIS

Merger proposal: Key terms

Fixed exchange ratio	2.80 Novartis shares for each Alcon share
Novartis shares offered	205 million Novartis shares[2] (of which 107 million shares are already issued)
Implied consideration[1]	USD 11.2 billion
Implied price per Alcon share	USD 153
Premium to unaffected Alcon share price of USD 137	12%
Transaction structure	Merger of Alcon Inc. into Novartis AG under Swiss Merger Act (both incorporated in Switzerland)

[1] *Assumes CHF / USD exchange rate of CHF 1.04 = USD 1.00*

[2] *Assumes 73.2 million fully diluted Alcon shares*

Merger proposal: Offer considerations

- Assessment of Alcon's fundamental value
- Alcon share price adjusted for speculation
- USD 168 per share (a 17% premium) paid for 77% majority stake
- Lower earnings expectations for Alcon since April 2008
- Incremental annual synergies from merger (USD 100 million)
- Premiums paid for comparable minority stake acquisitions
- Economic interests of Novartis shareholders

Merger proposal: Unaffected price and premium

Adjustments for minority buy-out speculation	Alcon share price range (USD)	Mean (USD)
Methodology 1: Alcon trades in line with changes in Alcon EPS expectations	130 – 136	**133**
Alcon trades in line with changes in Alcon EPS expectations and changes in market P/E multiples	111 – 116	**113**
Methodology 2: Alcon trades in line with relevant market indexes[1]	123 – 145	**138**
Methodology 3: Views of research analysts covering Alcon on unaffected share price	130 – 140	**138**

Alcon unaffected share price: USD 137
Implied premium: 12%

Sources: IBES, Bloomberg
[1] Based on more than 10 healthcare and Alcon-member stock market indexes

NOVARTIS

Alcon: Expected cost synergies from full ownership

	Potential annual pre-tax cost synergies (USD m)
Cost of Goods Sold	30
Marketing & Sales	125
Research & Development	10
General & Administration	135
Total	**300**

NOVARTIS

Alcon overview: Transactions to 100% ownership

January:
Call option exercised to acquire Nestlé's remaining 52% Alcon stake, increasing Novartis stake to 77%

Proposal for all-share direct merger under Swiss law to acquire remaining 23% stake in Alcon for USD 11.2 billion

Merger requires approval by Boards of Alcon and Novartis

2010

H2 2010:
Anticipated closing for purchase of Nestlé's remaining 52% stake in Alcon for USD 28.1 billion

Alcon to be a majority-owned subsidiary

Merger requires two-thirds approval by Novartis and Alcon shareholders

Novartis has right under Swiss law to vote its Alcon stake in favor of merger

Conclusion

- Creating an even stronger global leader in growing eye care sector
- New eye care division to include Alcon, CIBA Vision and certain Novartis ophthalmic medicines
- Alcon to become 77% majority-owned subsidiary after completion of Nestlé agreement – closing expected in H2 2010
- Proposal for all-share merger provides clarity and in the interest of all stakeholders – including Alcon and Novartis shareholders

Right time to simplify Alcon ownership

TRANSACTION SUMMARY

- Novartis intends to gain full ownership of Alcon Inc. (NYSE: ACL) by first completing the April 2008 agreement with Nestlé S.A. to acquire a 77% majority stake and subsequently entering into an all-share direct merger with Alcon for the remaining 23% stake

Alcon majority ownership transfer from Nestlé

Company	• Alcon Inc. • Incorporated in Switzerland, US operations based in Texas • Listed on the New York Stock Exchange (NYSE: ACL) • Nestlé currently holds 52%, while Novartis has 25% and the remaining 23% are publicly traded
Transaction structure	• Private party transaction between Novartis and Nestlé • In 2008, Novartis acquired 25% stake (approx. 74 million shares) from Nestlé for USD 10.4 billion • Novartis has since then had one seat on Alcon's Board of Directors • On January 4, 2010, Novartis exercised its call option to acquire remaining 52% majority stake (approx. 156 million shares) from Nestlé for USD 28.1 billion; closing expected in H2 2010 • Total cost for 77% majority stake of USD 38.5 billion, or USD 168 per share
Transaction price	• For 25% stake in 2008: USD 143.18 per share, financed through ~USD 5 billion in cash and ~USD 5 billion of external borrowing • For 52% stake in 2010: USD 180.00 per share, as set in April 2008 agreement, to be financed through external borrowing • Acquisition of 52% stake includes approximately 4 million Alcon shares to be sold at USD 143.18 per share and approximately 152 million shares to be sold at USD 181.00 per share

Merger proposal

Transaction structure	• Proposal to purchase remaining 23% minority stake through an all-share merger under the Swiss Merger Act
Transaction price	• Fixed exchange ratio of 2.80 Novartis shares for each Alcon share • Based on Novartis share price of CHF 56.50 on December 30, 2009 (the last trading day before public announcement) and exchange rate of CHF 1.04 = USD 1.00, represents implied price of USD 153 per Alcon share, or USD 11.2 billion • Proposal represents 12% premium to Alcon's unaffected share price of USD 137
Contingencies	• Contingent upon successful completion of Nestlé transaction to gain 77% majority ownership • Proposal does not include a due diligence condition • Approvals by the Boards of Directors of Novartis and Alcon • Two-thirds approval by the shareholders of Novartis and Alcon voting at their respective meetings (Under Swiss law, Novartis has right to vote Alcon stake in favor of proposed merger)
Estimated synergies	• Approximately USD 300 million of annual pre-tax cost synergies anticipated within three years of closing, including USD 200 million possible through 77% majority ownership, with incremental synergies from elimination of public company expenses and consolidation of duplicate functions and processes
Estimated Novartis earnings impact	• In the first year after closing, these transactions to increase the Group's stake in Alcon from 25% to 100% are expected to be approximately 9% dilutive to fully diluted earnings per share, but approximately 1% accretive to core* earnings per share **Core earnings exclude acquisition-related costs such as the amortization of intangible assets and certain non-recurring exceptional items*

SWISS MERGER ACT INFORMATION

Key steps to implement an all-share direct merger under the Swiss Merger Act

1. **Merger agreement** (*Fusionsvertrag*) – Entered into between Company A and Company B and requires approval by a majority of the Boards of Directors of each company.

2. **Merger report** (*Fusionsbericht*) – Describes the essential legal and business elements of the merger and is prepared by the Boards of Directors of Company A and Company B.

3. **Audit report** (*Prüfungsbericht*) – Special auditor to audit merger agreement, merger report and underlying balance sheets.

4. **Rights of inspection** (*Einsichtsrecht*) – Shareholders of Company A and Company B have the right to inspect the merger agreement, merger report, audit report and annual financial statement of the last three years for 30 days prior to votes on the merger in the shareholder meetings.

5. **Invitations to shareholder meetings** – Company A and Company B must hold shareholder meetings and mail voting and supporting materials no less than 20 days before the date of their respective general meetings.

6. **Approval of merger by shareholders** (*Fusionsbeschluss*) – The merger must be submitted at shareholder meetings of Company A and Company B, with an affirmative vote of two-thirds of the shares present at each shareholder meeting required for approval. All shareholders are entitled to vote their respective shares at the shareholder meetings.

7. **Completion** (*Rechtswirksamkeit*) – Merger becomes legally effective upon entry in the commercial register.

EYE CARE MEDICAL BACKGROUND INFORMATION


Optic nerve
Iris
Cornea
Pupil
Lens
Retina
Iris

Optic nerve – The optic nerve is a bundle of more than one million nerve fibers that carries visual messages from the retina to the brain.

Retina – The retina is a light-sensitive tissue lining at the back of the eye. The retina converts light into electrical impulses that are sent to the brain through the optic nerve.

Cornea – The clear outer part of the eye's focusing system located at the front of the eye.

Iris – The colored part of the eye that regulates the amount of light entering the eye.

Pupil – The opening at the center of the iris. The iris adjusts the size of the pupil and controls the amount of light that can enter the eye.

Lens – The clear part of the eye behind the iris that helps to focus light, or an image, on the retina.

Macula – The yellowish central area of the retina, which is rich in cones that mediate clear, detailed vision.

Age-related macular degeneration (AMD): A leading cause of vision loss in people over age 50, AMD is a disease that blurs the central vision needed for activities like reading and driving. There are two types of AMD – dry and wet. The dry form occurs when light sensitive cells in the macula break down slowly. Central vision is gradually blurred and can be eventually lost. Wet AMD occurs when abnormal blood vessels behind the retina start to grow under the macula, leaking blood and fluid that cause the macula to move from its normal anatomical position. Blocking vascular endothelial growth factor (VEGF) can stabilize vision loss in wet AMD.

Allergies: Millions of people suffer from eye allergies, although the condition is often unidentified and occasionally left untreated. The most common symptoms of eye allergies are itching, redness, watery eyes and lid swelling. Eye allergies can also lead to redness of the eyelids, blurred, hazy or unclear vision, swelling of the eyeball, and the sensation that something is in the eye. Eye allergies can be treated with prescription antihistamines, over the counter antihistamines or artificial tear drops.

Astigmatism: This condition occurs when the cornea is slightly irregular in shape, causing images to focus on more than one point in front of, or behind the retina. Images at all distances may be blurry, resulting in the overall inability to see clearly. Corrective options for astigmatism include corrective lenses (glasses), contact lenses, LASIK and photorefractive keratectomy.

Blepharitis: An infection of the eyelids, blepharitis is sometimes called granulated eyelids, and it can be associated with poor hygiene, dry eye or oily skin. The condition often begins as a type of eye inflammation but can rapidly proceed to infection. The condition can also become chronic. Sufferers can experience itching, burning, scratchiness, foreign body sensation, excessive tearing and a crusty debris around the eyelashes.

Corneal ulcer: This condition is caused by the infection of the cornea by bacteria, virus, fungi or amoebae. It also can be caused by corneal abrasions and poor contact lens hygiene. Symptoms of corneal ulcer include eye pain, redness, itching and burning, white patch on the cornea, impaired vision, increased tearing and sensitivity to light.

Cataracts: A cataract occurs when the eye's lens, which works like the lens of a camera, becomes so clouded that it keeps light and images from reaching the retina. This can lead to image blurring, glare, double vision and decreased night vision. In most cases, this clouding is caused by the aging process, but it can also stem from eye injury and certain diseases. Cataract affects nearly 20.5 million Americans age 40 and older, or about one in every six people in this age range. By age 80, more than half of all Americans have cataracts. The best way to treat a cataract is through a surgical procedure where the old, clouded lens is removed and replaced by an artificial lens.

Conjunctivitis: Commonly known as pink eye, conjunctivitis is an infection of the inner eyelid membrane. It can be caused by a virus or bacteria and is characterized by red, itching, watery eyes with a burning and scratchy feeling. The infection may also cause blurred vision and sensitivity to light. Pink eye can usually be treated with an antibiotic. Avoid spreading pink eye by washing any clothes, towels or pillow cases touched by the infected eye

Diabetic retinopathy: Diabetic retinopathy is a complication that occurs in patients with type 1 and type 2 diabetes as a result of the condition damaging the blood vessels inside the retina. This condition affects 5.3 million Americans age 18 and older. If the damaged vessels leak blood, severe vision loss and even blindness can occur. Diabetic retinopathy often occurs without symptoms, and at-risk patients should have a dilated eye exam at least once a year. This condition has four stages; the first three are treated by controlling blood sugar, blood pressure and blood cholesterol. Late stage diabetic retinopathy can be treated with laser therapy.

Dry eye: This condition, characterized by burning, scratching and stinging, is caused by a lack of tears. Tears provide natural lubricant to cleanse the eye and wash particles away. Dry eye is often caused by aging, dry environment, sun exposure, allergies and smoking and can be treated with artificial tear drops or ointment.

Glaucoma: Glaucoma is a group of diseases that can damage the eye's optic nerve, resulting in vision loss or blindness. Glaucoma often develops with no symptoms and no pain, but left untreated, can lead to gradual loss of peripheral vision. The condition affects 2.2 million Americans age 40 and older. When diagnosed early, glaucoma can be treated with medicines, laser trabeculoplasty, conventional surgery, or a combination of these treatments. While remaining vision can be saved through treatment, there is currently no cure for glaucoma and lost vision can not be restored.

Hyperopia, or farsightedness: A condition of the eye in which the cornea has too little curvature or the eyeball is too short, causing light entering the eye to focus incorrectly. This leads to blurred near vision that can be treated with corrective lenses, contact lenses, LASIK surgery and photorefractive keratectomy.

Myopia: Better known as nearsightedness, myopia is a condition that results in blurred distance vision. This occurs when the eyeball is too long or the cornea has too much curvature, causing light entering the eye to focus incorrectly. Myopia can be corrected with glasses, contact lenses, LASIK surgery and photorefractive keratectomy.

Presbyopia: Presbyopia most often occurs in people over age 45 when the eye loses its ability to focus on nearby objects. The lens of the eye loses its elasticity and the individual is no longer able to read, drive or perform other tasks requiring nearsightedness without the aid of glasses.

Retinal detachment: Usually the retina is attached to the inner surface of the eye. If there is a tear or hole in the retina then fluid can get underneath it. This weakens the attachment so that the retina becomes detached – rather like wallpaper peeling off a damp wall. When this happens the retina cannot compose a clear picture from the incoming rays and vision becomes blurred and dim. The most common symptom of a detached retina is a shadow spreading across the vision of one eye, often accompanied by bright flashes of light or showers of dark spots called floaters.